Exhibit 77M


For AXP Investment Series, Inc.:
For AXP Mutual and AXP Diversified Equity Income Fund:


On July 14, 2000, Strategist Balanced Fund (the Strategist Fund), a series of Strategist Growth and Income Fund, Inc., merged into AXP Mutual Fund (the AXP
Fund), a series of AXP Investment Series, Inc.

On that same date, Strategist Equity Income Fund (the Strategist Fund), a series of Strategist Growth and Income Fund, Inc., merged into AXP Diversified Equity Income Fund (the AXP Fund), a series of AXP Investment Series, Inc.

Board action: The Strategist Fund Board members, at a meeting held on March 10, 2000, and the AXP Fund Board members, at a meeting held on March 8-9, 2000, approved the Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the Reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the Reorganization.

Shareholder approval: The Strategist Fund shareholders approved the Agreement between the Strategist Fund and the corresponding AXP Fund investing in the same master fund at a shareholder meeting held on May 9, 2000.

Terms of the Reorganization: Under the Agreement, the Strategist Fund transferred all of its assets to the AXP Fund in exchange for Class A shares of the AXP Fund. Those shares were distributed proportionately to the shareholders of the Strategist Fund. The AXP Fund assumed the Strategist Fund's liabilities. The shareholders did not pay any sales charge in connection with the distribution of shares. American Express Financial Corporation agreed to bear the costs of effecting the Reorganization.

Deregistration of the Strategist Fund: The Strategist Fund has ceased operations and has filed Form N-8F on August 16, 2000 to deregister the Fund as an investment company under the Investment Company Act of 1940.